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[Kahiki Foods, Inc. logo]

                                                            September 28, 2005




Ms. Carmen Moncada-Terry
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549



                         Re:   Kahiki Foods, Inc.
                               Registration Statement on Form SB-2
                               File No. 333-126268




Dear Ms. Moncada-Terry:

         Pursuant to Rule 461, we hereby request that the effective date of the above referenced Registration Statement be accelerated to become effective at 3:00 p.m., Thursday, September 29. 2005, or as soon thereafter as possible.

                                               Very truly yours,


                                               KAHIKI FOODS, INC.

                                               /s/ Alan L. Hoover

                                               Alan L. Hoover, Acting President